Exhibit 99.1

May 25, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Immediate Report Regarding the Acquisition of Norwegian Company with Approximately Euro 1.47 Billion in Assets by Citycon Oyj. (“CTY”), a fully-consolidated subsidiary of Gazit-Globe Ltd. (the “Company”), and the Participation of the Company in CTY’s Rights Offering that the Latter Intends to Utilize to Finance the Acquisition

The Company is pleased to report that on May 25, 2015, CTY1 announced that it had entered into a transaction for the acquisition of all the shares of Sektor Gruppen AS (“Sektor”), for consideration amounting to approximately EUR 1.47 billion (approximately NIS 6.3 billion), subject to customary balance sheet and post-closing adjustments, by means of cash (approximately Euro 541 million) and by the assumption of debt.

Sektor, a private company, is the second largest owner, manager, and developer of commercial, supermarket-anchored shopping centers in Norway with a portfolio of assets consisting of 20 fully and majority-owned shopping centers with a gross leasable area (GLA) of approximately 400,000 square meters, 4 minority-owned shopping centers, 2 rented shopping centers and 8 managed shopping centers. The majority of the assets (approximately 95%) are located in the three main economic centers of Norway – the Oslo, Bergen and Stavanger regions. As of December 31, 2014, the occupancy rate stood at 96.5%, with the total GLA of the assets at approximately 600,000 square meters. Upon the completion of the transaction, CTY will have established a leading position in the Finnish, Swedish, Norwegian and Estonian markets, with a presence in Denmark.

[1]	A company which is publicly traded on the Helsinki Stock Exchange and in which Gazit-Globe Ltd. holds 42.8% of its share capital and voting rights.

As published by CTY, the net initial yield of the assets is approximately 5.2% with the potential for substantial organic growth, which is expected to be accretive to CTY’s earnings per share from 2016.

It is CTY’s intention to finance the acquisition by means of a rights offering of approximately EUR 600 million and an additional approximately EUR 250 million in bridge loan from a bank syndicate. Consents from banks have also been obtained for EUR 671 million of existing financing facilities of Sektor to remain in place upon closing. The rights offering is subject to CTY shareholder approval, after which the Board of CTY will determine the timing and terms of such rights offering.

Based on on-going discussions between CTY and their credit rating agencies, CTY expects that its current credit rating (BBB from Standard & Poor’s and Baa2 from Moody’s) will be maintained after the transaction, subject to the expected rights offering and other terms related to the transaction.

The Company is pleased to report that it has undertaken to CTY to subscribe for its pro-rata share in the aforementioned rights offering which amounts to an approximately Euro 257 million commitment, concurrently with a commitment by CPP Investment Board European Holdings S.a.r.l, its second largest shareholder (holding approximately a 15% stake), to subscribe to its pro rata share. The Company’s commitment is also contingent on the receipt of any necessary approvals from the Finnish Financial Supervisory Authority.

The Company expects that upon completion of the transaction (including the rights offering), the total assets of the Company (on a consolidated basis) will grow by approximately NIS 6.3 billion and the total debt of the Company (on a consolidated basis) will grow by approximately NIS 4.9 billion. Therefore, the Company expects its equity (including interests we do not control) to increase to by approximately NIS 1.4 billion, but does not expect a change in its shareholders equity. The transaction is expected to be completed in July 2015.

In light of the personal interest of Mr. Chaim Katzman, the controlling shareholder of the Company its chairman who also serves as chairman of CTY, and Mrs. Rachel Lavine serves as a director in both the Company and CTY, the transaction was approved by the Company’s Audit Committee and Board as an “extraordinary transaction” involving an interested party that was material under Israeli Company’s Law.

Below please find a summary of the Audit Committee’s and the Board of Directors’ reasoning:

The proceeds from the rights offering are designated for CTY’s investment in the acquisition of a platform having assets worth NIS 6.3 billion and constituting a unique opportunity for CTY, and accordingly for the Company, to attain a critical mass of properties in a new market with robust economic characteristics, while increasing the diversification of its properties in growing urban areas, cash flows, and increasing its exposure to stable economies, while also leveraging operational synergies in the Nordic region.

Moreover, the Company’s participation in the rights offering of CTY, in the manner that the Company customarily invests in its subsidiaries from time to time, while maintaining the Company’s existing percentage holdings in CTY, at market price or a price that reflects a discount on the market price, is deemed to be within the normal course of the Company’s business.

Accordingly, the Company’s participation in the rights offering, as described above, and thereby the Company’s support of the aforesaid transaction, is in the Company’s interest.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.